UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Name of Issuer)

Series B Shares, without nominal (par) value

(Title of Class of Securities)

Series B Shares: 833635105

(CUSIP Number)

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833635105	SCHEDULE 13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Sociedad de Inversiones Pampa Calichera S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Sociedad de Inversiones Oro Blanco S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicabale
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Norte Grande S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Inversiones SQYA Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 833635105	SCHEDULE 13D	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS Inversiones SQ Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 833635105	SCHEDULE 13D	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS S.Q. Grand Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 8 of 10 Pages

1		NAME OF REPORTING PERSONS Pacific Atlantic International Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 9 of 10 Pages

1		NAME OF REPORTING PERSONS The Pacific Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 833635105	SCHEDULE 13D	Page 10 of 10 Pages

1		NAME OF REPORTING PERSONS Julio Ponce Lerou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,632,797
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,632,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 amends and restates in its entirety the Statement on Schedule 13D originally filed on February 15, 2005, as amended by Amendment No. 1, filed on August 3, 2006,  as amended and restated by Amendment No. 2, filed on February 2, 2007, as amended and restated by Amendment No. 3, filed on September 7, 2007, as amended and restated by Amendment No. 4, filed on November 29, 2007, as amended and restated by Amendment No. 5, filed on June 7, 2017  (as so amended and restated, this “Statement”) and relates to the Series B common shares, without nominal value (“Series B Shares”), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile (“SQM” or the “Company”).  The principal executive offices of SQM are located at El Trovador 4285, piso 6, Las Condes, Santiago, Chile.

Item 2.	Identity and Background

This Statement is being jointly filed by Sociedad de Inversiones Pampa Calichera S.A. (“Pampa”), Sociedad de Inversiones Oro Blanco S.A. (“Oro”), Norte Grande S.A. (“Norte”), Inversiones SQYA Limitada (“SQYA”), Inversiones SQ Limitada (“SQ”), S.Q. Grand Corp. (“SQ Grand”), Pacific Atlantic International Holding Corporation (“Pacific Atlantic Holding”), The Pacific Trust (“Pacific Trust”) and Mr. Julio Ponce Lerou (“Mr. Ponce Lerou”).  A joint filing agreement has been filed jointly by the Reporting Persons as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Each of Pampa, Oro, Norte, SQYA, SQ, SQ Grand, Pacific Atlantic Holding, Pacific Trust and Mr. Ponce Lerou is individually a “Reporting Person” and are collectively the “Reporting Persons.”

Pampa

Pampa is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Pampa is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Pampa is to act as a holding company for the investment in SQM. As of the date of this Statement, Oro was the owner of record of approximately 88.64% of the outstanding share capital of Pampa.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pampa.

Oro

Oro is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Oro is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Oro is to act as a holding company for the investment in SQM. As the date of this Statement, Norte is the owner of record of approximately 76.82% of the outstanding share capital of Oro.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Oro.

Norte

Norte is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Norte is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Norte is to act as a holding company for the investment in SQM. As the date of this Statement, SQYA is the owner of record of approximately 67.59% of the outstanding share capital of Norte.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Norte.

SQYA

SQYA (formerly Inversiones SQYA S.A.) is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of SQYA is Málaga 50, oficina 21, Las Condes, Santiago, Republic of Chile.  The principal business activity of SQYA is to act as a holding company for the investment in SQM. As of the date of this Statement, SQ is the owner of record of approximately 99.99% of the outstanding share capital of SQYA.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer of SQYA.

SQ

SQ (formerly Inversiones SQ S.A.) is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of SQ is Málaga 50, oficina 21, Las Condes, Santiago, Republic of Chile. The principal business purpose of SQ is to serve as a holding company for the investment in SQM. As of the date of this Statement, SQ Grand is the owner of substantially all of the outstanding share capital of SQ.

Set forth on Schedule E to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer of SQ.

SQ Grand

SQ Grand is a corporation organized under the laws of the Republic of Panama. The address of the principal office of SQ Grand is Avenue Samuel Lewis y Calle 54 Este, Panama City, Republic of Panama. The principal business activity of SQ Grand is to serve as a holding company for the investment in SQM. As of the date of this Statement, Pacific Atlantic Holding is the owner of record of 100% of the outstanding share capital of SQ Grand.

Set forth on Schedule F to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ Grand.

Pacific Atlantic Holding

Pacific Atlantic Holding is a corporation organized under the laws of the Republic of Panama. The address of the principal office of Pacific Atlantic Holding is Avenue Samuel Lewis y Calle 54 Este, Panama City, Republic of Panama. The principal business activity of Pacific Atlantic Holding is to act as a holding company for the investment in SQM. As of the date of this Statement, Pacific Trust is the owner of record of 100% of the outstanding share capital of Pacific Atlantic Holding.

Set forth on Schedule G to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pacific Atlantic Holding.

Pacific Trust

Pacific Trust is formed under the laws of the British Virgin Islands. The address of the principal office of Pacific Trust is care of Alfaro, Ferrer & Ramirez (BVI) Ltd. at RG Hodge Plaza, 2nd Floor, Upper Main Street, PO Box 915, Road Town, Tortola, British Virgin Islands. Pacific Trust has no assets or operations other than holding the shares of Pacific Atlantic Holding. Alfaro, Ferrer & Ramirez (BVI) Ltd. is the trustee of Pacific Trust. Mr. Ponce Lerou has the power to direct the administration of Pacific Trust.

Mr. Ponce Lerou

Mr. Ponce Lerou is a citizen of the Republic of Chile. He resides at Luis Carrera No. 2700-A, Apartment 403, Vitacura, Santiago, Chile.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A through G to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, except as disclosed below, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 2, 2014, the Chilean regulator of the securities and insurances market (the Superintendencia de Valores y Seguros or the “SVS”) sanctioned Mr. Aldo Motta Camp with a fine of 600,000 Unidades de Fomento (approximately Ch$14,463,912,000 on such date) for alleged infringements of the Chilean Corporations Act (Law No 18,046) (the “Chilean Corporations Act”) and the Chilean Securities Act (Law No 18,045) (the “Chilean Securities Act”) for actions that Mr. Motta would have taken during 2010 and 2011 while he was serving as General Manager of Oro Blanco, Pampa and Norte Grande.

Mr. Motta has contested the legality of such sanction through a civil proceeding (acción de reclamación de multa) being heard at the Fifteenth Civil Court of Santiago, Chile. Additionally, Mr. Motta has filed a claim with the Chilean Constitutional Court (recurso de inaplicabilidad) that has suspended the civil proceeding, which could reduce the maximum fine applicable to his case.

On the same date, the SVS sanctioned Mr. Patricio Contesse Fica with a fine of 60,000 Unidades de Fomento (approximately Ch$1,446,391,200 on the such date), for alleged infringements of the Chilean Corporations Act for actions that Mr. Contesse would have taken in 2011 when he was serving as General Manager of Potasios de Chile S.A. (“Potasios”).

Mr. Contesse has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Court of Appeals of Santiago, Chile. Additionally, Mr. Contesse has filed a claim with the Chilean Constitutional Court (recurso de inaplicabilidad) that has suspended the civil proceeding, which could reduce the maximum fine applicable to his case.

On the same date, the SVS sanctioned Mr. Julio Ponce Lerou with a fine of 1,700,000 Unidades de Fomento (approximately Ch$40,981,084,000 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act for actions that Mr. Ponce Lerou would have taken during 2010 and 2011 when he was serving as Chairman of the Boards of Directors of Oro, Pampa and Norte Grande and for actions that Mr. Ponce Lerou would have taken during 2011 when he was serving as Chairman of the Board of Directors of Potasios.

Mr. Ponce Lerou has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Court of Appeals of Santiago, Chile. Additionally, Mr. Ponce Lerou has filed a claim with the Chilean Constitutional Court (recurso de inaplicabilidad) that has suspended the civil proceeding, which could reduce the maximum fine applicable to his case.

On September 30, 2015, the SVS sanctioned Mr. Patricio Contesse Fica with a fine of 1,000 Unidades de Fomento (approximately Ch$25,346,890 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act for actions that Mr. Contesse would have taken in 2015 when he was serving as director of SQM.

Mr. Contesse has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Second Civil Court of Santiago, Chile.

On the same date, the SVS sanctioned Mr. Julio Ponce Lerou with a fine of 1,000 Unidades de Fomento (approximately Ch$25,346,890 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act for actions that Mr. Ponce Lerou would have taken in 2015 when he was serving as the Chairman of the Board of Directors of SQM.

Mr. Ponce Lerou has contested the legality of such sanctions through a civil proceeding (acción de reclamación de multa) being heard at the Eighteenth Civil Court of Santiago, Chile.

Item 3.	Source and Amount of Funds or Other Consideration

On June 4, 2006, Pampa initiated a tender offer in Chile for Series B Shares. The tender offer was consummated on July 3, 2006, and in connection with the tender offer Pampa acquired 6,207,539 Series B shares for an aggregate purchase price of Ch$35,072,595,350. The source of funds for the acquisition of shares include (i) affiliate contributions in the amount of Ch$13,602,595,350; (ii) a loan from Banco Santander Santiago in the amount of US$30,000,000, which was repaid on February 14, 2007; (iii) a loan from Banco BCI in the amount of US$6,500,000, which was repaid on February 14, 2007 and (iv) a loan from Banco Corpbanca in the amount of US$6,500,000, which was repaid on February 14, 2007.

On various dates from November 8, 2006 to December 20, 2006, Pampa purchased on the open market 7,758,446 Series B Shares for an aggregate purchase price of Ch$55,507,557,750.  The source of funds for the acquisition of these shares was (i) a loan from Banco Santander Santiago in the amount of US$14,495,000, which was repaid on February 14, 2007; (ii) a loan from BCI in the amount of US$8,500,000, which was repaid on February 14, 2007; (iii) a loan from Banco Scotiabank in the amount of US$30,000,000, which was repaid on February 14, 2007, (iv) a loan from Banco Corpbanca in the amount of US$24,256,000, which was repaid on February 14, 2007 and (v) a capital increase on December 12, 2006 which raised approximately US$37,600,000 of which US$27,749,000 was used for the acquisition of shares.

On June 1, 2007 and June 4, 2007, Pampa sold on the Chilean Stock Exchange 50,567 Series B Shares and 137,166 Series B Shares, respectively. The proceeds from these sales were Ch$435,056,259 and Ch$1,187,453,463, respectively.

On July 26, 2007, Pampa sold on the Chilean Stock Exchange 2,300,000 Series B Shares for an aggregate amount of Ch$18,329,896,000.

As described in Schedule H, on various dates from August 24, 2007 to September 4, 2007, Pampa purchased on the Chilean Stock Exchange 1,011,840 Series B Shares for an aggregate purchase price of Ch$8,354,641,755. Pampa’s source of funds for these purchases was cash dividends paid on the Series A common shares, without nominal value, of SQM (the “Series A Shares”) and Series B Shares it holds and capital contributions from its affiliates.

As described in Schedule I, on various dates from October 12, 2007 to October 23, 2007, Pampa sold on the Chilean Stock Exchange 500,000 Series B Shares for an aggregate selling price of Ch$4,791,349,223.

On November 12, 2007 and November 19, 2007, Pampa purchased on the Chilean Stock Exchange 324,992 Series B Shares and 175,008 Series B Shares for an aggregate purchase price of Ch$2,819,305,600 and Ch$1,513,801,699, respectively. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

As described in Schedule J, on various dates from March 28, 2008 to April 9, 2008, Pampa sold on the Chilean Stock Exchange 850,000 Series B Shares for an aggregate selling price of Ch$9,664,077,397.

On May 22, 2008, Pampa purchased on the Chilean Stock Exchange 850,000 Series B Shares for an aggregate purchase price of Ch$13,549,280,500. Pampa’s source of funds for this purchase was the proceeds from the liquidation of financial instruments owned by Pampa.

As described on Schedule K, on various dates from October 28, 2009 to December 21, 2009, Pampa purchased on the Chilean Stock Exchange 4,017,543 Series B Shares for an aggregate purchase price of Ch$78,190,800,498. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa. As described on Schedule K, on various dates from October 14, 2009 to January 14, 2010, Pampa sold on the Chilean Stock Exchange 9,290,506 Series B Shares for an aggregate selling price of Ch$182,909,850,748.

From March 22, 2010 to March 25, 2010, Pampa purchased on the Chilean Stock Exchange 2,300,000 Series B Shares for an aggregate purchase price of Ch$46,020,151,000. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On March 30, 2010, Pampa sold on the Chilean Stock Exchange 1,900,000 Series B Shares for an aggregate selling price of Ch$37,818,493,000.

On various dates from April 9, 2010 to May 6, 2010, Pampa purchased on the Chilean Stock Exchange 2,526,645 Series B Shares for an aggregate purchase price of Ch$48,568,162,087. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa. On April 20, 2010 and April 28, 2010, Pampa sold on the Chilean Stock Exchange 500,000 Series B Shares and 1,000,000 Series B Shares for an aggregate selling price of Ch$9,765,000,000 and Ch$18,939,000,000, respectively.

From August 3, 2010 to August 6, 2010, Pampa sold on the Chilean Stock Exchange 140,000 Series B Shares for an aggregate selling price of Ch$2,811,073,850.

On September 13, 2010, September 23, 2010 and September 30, 2010, Pampa purchased on the Chilean Stock Exchange 400,000 Series B Shares for an aggregate purchase price of Ch$2,310,100,000, Ch$4,734,000,000 and Ch$2,352,511,000, respectively. Pampa’s sources of funds for these purchases were: (i) for the September 13, 2010 purchase, the repayment of an intercompany loan repaid by Inversiones Global Mining (Chile) Limitada (“Global Mining”) and (ii) for the September 23, 2010 and September 30, 2010 purchases, the proceeds from the liquidation of financial instruments owned by Pampa.

As described in Schedule L, on various dates from October 6, 2010 to January 3, 2011, Norte purchased on the Chilean Stock Exchange 1,278,178 Series B Shares for an aggregate purchase price of Ch$32,658,867,658. Norte’s sources of funds for these purchases were the proceeds from the sale of Oro shares owned by Norte and the proceeds from the liquidation of financial instruments owned by Norte.

On January 5, 2011, Pampa purchased on the Chilean Stock Exchange 143,000 Series B Shares for an aggregate purchase of Ch$4,039,545,510. Pampa’s sources of funds for this purchase were the repayment of an intercompany loan repaid by Global Mining.

On January 25, 2011 and January 26, 2011, Norte sold on the Chilean Stock Exchange 1,262,178 Series B Shares and 16,000 Series B Shares, respectively. The proceeds from these sales were Ch$33,069,202,440 and Ch$419,200,000, respectively.

On February 9, 2011 and March 4, 2011, Pampa purchased on the Chilean Stock Exchange 2,865,154 Series B Shares and 486,651 Series B Shares for an aggregate purchase price of Ch$80,367,569,700 and Ch$13,313,661.796, respectively. Pampa’s sources of funds for these purchases were: (i) for the February 9, 2011 purchase, the proceeds from the liquidation of financial instruments owned by Pampa and an intercompany loan granted by SQ, and (ii) for the March 4, 2011 purchase, financing provided by the broker involved in the transaction.

On various dates from April 26, 2013 to May 17, 2013, Pampa sold on the Chilean Stock Exchange 2,444,475 Series B Shares for an aggregate selling price of Ch$56,819,206,786.

On various dates from July 9, 2013 to August 5, 2013, Pampa sold on the Chilean Stock Exchange 2,539,636 Series B Shares for an aggregate selling price of Ch$46,447,166,863.

On December 9, 2013 and December 10, 2013, Pampa sold on the Chilean Stock Exchange 200,000 Series B Shares and 50,000 Series B Shares for an aggregate selling price of Ch$2,509,560,000 and Ch$628,488,500, respectively.

On various dates from March 2, 2015 to April 9, 2015, Pampa purchased on the Chilean Stock Exchange 298,544 Series B Shares for an aggregate purchase price of Ch$3,447,384,963. Pampa’s source of funds for these purchases was the proceeds from the liquidation of financial instruments owned by Pampa.

On March 20, 2015, Pampa sold on the Chilean Stock Exchange 298,544 Series B Shares for an aggregate selling price of Ch$3,602,646,511.

As described in Schedule M, on various dates from March 27, 2018 to April 26, 2018, Pampa purchased on the Chilean Stock Exchange 4,625,109 Series B Shares for an aggregate purchase price of Ch$147,789,523,427. Pampa’s source of funds for these purchases was: (i) a loan from Tanner Servicios Financieros S.A. in the amount of US$25,000,000, and (ii) financing provided by the brokers involved in the transactions in the aggregate amount of approximately US$225,000,000.

Item 4.	Purpose of Transaction

The Reporting Persons undertook the purchases and sales of Series B Shares listed above in Item 3 in order to increase their interest in SQM and for investment purposes.

Pampa purchased the Series B Shares on July 3, 2006 in order to increase Mr. Ponce Lerou’s indirect combined ownership in SQM to over 25% for investment purposes so that he would be deemed, solely for purposes of Chilean law, as a “controlling shareholder” under Articles No. 97 and No. 99 of the Chilean Securities Act. The acquisition by Pampa of the Series B Shares, however, did not materially affect the Reporting Persons’ control rights over SQM since the Series B Shares have limited voting rights (holders of Series B Shares elect one of eight members of the Board of Directors (the “Series B Director”) and vote together with the Series A Shares on other matters).  Although being deemed as a “controlling shareholder” for purposes of Chilean law does not provide additional control rights, it does result, under Chilean corporate law, in the “controlling shareholder” not being required to extend a mandatory public tender offer upon subsequent purchases of securities of the Company.

Pampa purchased additional Series B Shares for investment purposes on the open market on various dates ranging from November 8, 2006 to December 20, 2006, and on December 22, 2006, entered into the Kowa Shareholders Agreement, as described in Item 6 hereof, in order to maintain Mr. Ponce Lerou’s position of “controlling shareholder” under Articles No. 97 and No. 99 of the Chilean Securities Act.  For the reasons described in the preceding paragraph, these transactions did not materially affect the Reporting Persons’ control rights over SQM.

The June 1, 2007, June 4, 2007 and July 26, 2007 sales of Series B Shares by Pampa on the open market were for investment purposes. The open market acquisitions of Series B Shares by Pampa from August 24, 2007 to September 4, 2007, as well as the open market sales of Series B Shares by Pampa from October 12, 2007 to October 23, 2007 were also for investment purposes.

The November 12, 2007 and November 19, 2007 open market purchases by Pampa of Series B Shares were for investment purposes. The open market sales from March 28, 2008 to April 9, 2008 of Series B Shares by Pampa were for investment purposes.  The May 22, 2009 purchase of Series B Shares by Pampa was for investment purposes. The open market purchases from October 28, 2009 to December 21, 2009 of Series B Shares by Pampa were for investment purposes. The open market sales from October 14, 2009 to January 14, 2010 of Series B Shares by Pampa were for investment purposes. The open market purchases from March 22, 2010 to March 25, 2010 by Pampa of Series B Shares were for investment purposes. The March 30, 2010 open market sale by Pampa of Series B Shares was for investment purposes. The open market purchases from April 9, 2010 to May 6, 2010 by Pampa of Series B Shares and the April 20, 2010 and April 28, 2010 open market sales by Pampa of Series B Shares were for investment purposes. The open market sales from August 3, 2010 to August 6, 2010 by Pampa of Series B Shares were for investment purposes. The September 13, 2010, September 23, 2010 and September 30, 2010 open market purchases by Pampa of Series B Shares were for investment purposes. The open market purchases from October 6, 2010 to January 3, 2011 by Norte of Series B Shares were for investment purposes.

The January 5, 2011 open market purchase of Series B Shares by Pampa was for investment purposes. The January 25, 2011 and January 26, 2011 open market sale by Norte of Series B Shares were for investment purposes. The February 9, 2011 and March 4, 2011 open market purchases by Pampa of Series B Shares were for investment purposes. The open market sales from April 26, 2013 to May 17, 2013 by Pampa of Series B Shares were for investment purposes. The open market sales from July 9, 2013 to August 5, 2013 by Pampa of Series B Shares were for investment purposes. The December 9, 2013 and December 10, 2013 open market sales by Pampa of Series B Shares were for investment purposes.

The open market purchases from March 2, 2015 to April 9, 2015 by Pampa of Series B Shares were for investment purposes. The March 20, 2015 open market sale of Series B Shares by Pampa was for investment purposes.

The open market purchases from March 27, 2018 to April 26, 2018 by Pampa of Series B Shares were for investment purposes.

Each of the Reporting Persons intends to review its investment in SQM on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of SQM, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of SQM owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. For example, on April 20, 2018 the Reporting Persons proposed an amendment to the bylaws of SQM that would affect the Company’s corporate governance.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: SQM’s business and prospects; other developments concerning SQM and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Series B Shares.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a)

Pampa’s direct ownership of 11,632,797 Series B Shares represents 9.66% of Series B Shares. By virtue of their ownership and control of Pampa, each of Oro and Norte may be deemed to beneficially own the 11,632,797 Series B Shares or 9.66% of Series B Shares beneficially owned by Pampa.

By virtue of SQYA’s ownership and control of Norte, it is deemed to beneficially own the 11,632,797 Series B Shares beneficially owned by Norte. SQYA’s aggregate beneficial ownership of 11,632,797 Series B Shares represents 9.66% of the Series B Shares.  Each of SQ, SQ Grand, Pacific Atlantic Holding and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 11,632,797 Series B Shares or 9.66% of Series B Shares beneficially owned by SQYA.

By virtue of Mr. Ponce Lerou’s ownership and control of Pacific Trust, he is deemed to beneficially own the 11,632,797 Series B Shares beneficially owned by Pacific Trust.

The Reporting Persons have previously reported their beneficial ownership of Series A Shares on Schedule 13D. On March 27, 2008, the Company voluntarily delisted its Series A Shares in the form of American Depositary Shares (each representing one Series A Share) from the New York Stock Exchange; as a result, the Reporting Persons have not included their beneficial ownership of Series A Shares on this Statement.

(b)

Pampa, Oro, Norte, SQYA, SQ, SQ Grand, Pacific Atlantic Holding, Pacific Trust and Mr. Ponce Lerou have the shared power to vote or direct the vote, or dispose or direct the disposition of 11,632,797 Series B Shares.

None of the Reporting Persons has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective Series B Shares.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Series B Shares in the last 60 days.

(d)

To the best knowledge of the Reporting Persons, except as set forth in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

(a)	Shareholders Agreements

In order to set the terms and conditions governing their joint ownership of SQYA, Inversiones SQ Holding S.A. (“SQ Holding”) (predecessor entity of SQ) and Norsk Hydro Holland B.V. (“Norsk”) entered into the Shareholders Agreement of Inversiones SQNH S.A. (predecessor entity of SQYA) dated April 18, 2002 (the “Yara Shareholders Agreement”). Pursuant to the Yara Shareholders Agreement, SQ Holding and Norsk agreed that Norsk, as the then-owner of 49% of the share capital of SQYA, had the right to designate at least one person to be elected to the boards of directors of Norte, Oro, Pampa and SQM. SQ Holding and Norsk further agreed that any of their votes remaining after electing a person designated by Norsk to the boards of Norte, Oro, Pampa and SQM would be used to elect three directors designated by SQ Holding to the boards of Norte, Oro and Pampa and two directors designated by SQ Holding to the board of SQM. Under the Yara Shareholders Agreement, SQ Holding and Norsk further agreed that the president of SQM would always be designated by SQ Holding.

On September 15, 2004, Yara acquired Norsk’s interest in SQYA and assumed all of Norsk’s rights and obligations under the Yara Shareholders Agreement. On November 9, 2005, the shareholders of SQ Holding resolved to split SQ Holding into two companies, SQ Holding (surviving entity) and SQ (newly formed entity). SQ Holding’s 51% stake in SQYA was transferred to SQ.

 On April 21, 2008, SQ and SQH S.A., both controlled by Mr. Julio Ponce Lerou, acquired from Yara Netherland B.V. the 49% shares of SQYA owned by Yara. Accordingly, Mr. Julio Ponce Lerou obtained indirect controlling interest of 100% of the shares of SQYA. As a result, as of April 21, 2008 the Yara Shareholders Agreement has been terminated and Yara is no longer a related company of SQM.

On December 21, 2006, Pampa and Kowa entered into a shareholders agreement (the “Kowa Shareholders Agreement”) which provides, among other things, that each party will vote its shares in SQM together on significant matters.  In addition, under the Kowa Shareholders Agreement Pampa granted Kowa tag-along rights with respect to certain sales of its SQM shares. The Kowa Shareholders Agreement was amended on April 3, 2008 to allow each of Pampa and Kowa to be able to vote their respective shares in their discretion in connection with the election of the members of the board of directors of SQM (the “First Amendment to the Kowa Shareholders Agreement”). A copy of the First Amendment to the Kowa Shareholders Agreement was attached as Exhibit 4 to Amendment No. 5 filed on June 7, 2017. On March 17, 2009, Pampa and Kowa informed the SVS that they had agreed to disregard the provisions contained in the last two sentences of the final paragraph of clause 2.03 of the Kowa Shareholders Agreement. As part of the Corporate Governance Agreement (as defined below), Pampa, Potasios and Global Mining agreed to terminate the Kowa Shareholders Agreement within thirty (30) days of the effectiveness of the Corporate Governance Agreement. As a result, on April 16, 2018, Pampa, Potasios and Global Mining sent the requisite written notice to Kowa pursuant to the Kowa Shareholders Agreement terminating the agreement. Pampa, Potasios, Global Mining and Kowa agreed that the termination of the Kowa Shareholders Agreement is effective as of April 30, 2018.
On April 17, 2017, Pampa, Potasios and Global Mining (the “Cascadas Shareholders”), Kowa, La Esperanza (Chile), Kochi and La Esperanza Delaware (the “Kowa Shareholders”), and Inversiones el Boldo Limitada, Inversiones RAC Chile Limitada and Inversiones PCS Chile Limitada (the “PCS Shareholders”), signed a letter agreement (the “Letter Agreement”) with respect to certain corporate governance matters of SQM. Pursuant to the Letter Agreement, in the event that any member of the Board of Directors of SQM (the “Board”) elected by the Class A shareholders ceases to serve as such for any reason each of the parties will take all actions available to it to cause the Board to elect his or her successor (or any future successor that is nominated by another Board member) in accordance with the recommendation of the same party that elected the Board member that ceased to be a member. In addition, in the event that the member of the Board elected by the Class B shareholders ceases to serve as such for any reason, (a) none of the Cascadas Shareholders nor the Kowa Shareholders will vote any SQM shares or take any other action that affects the election of his successor or any future successor (the “Class B Successor”) and (b) each of the Cascadas Shareholders and the Kowa Shareholders will take all actions available to it to ensure that the Board does not approve any Class B Successor whose election was not approved by majority vote of the Class B shares (excluding any shares beneficially owned by any Cascadas Shareholders or Kowa Shareholders or as to which any Cascadas Shareholders or Kowa Shareholders has a proxy or exercises any voting control) or by the PCS Shareholders, as the case may be. In addition, for the term of the Board elected at the 2017 annual shareholders meeting, the Cascadas Shareholders, the Kowa Shareholders and the PCS Shareholders agreed that they will take all action available to them so that (1) no matter is approved by the Board unless it is affirmatively approved by at least five of the eight members of the Board and (2) the Chairman of the Board does not exercise a casting vote under the by-laws if there is a tie. The parties also agreed to support a dividend policy as set forth in Exhibit A to the Letter Agreement. The Letter Agreement was attached as Exhibit 8 to Amendment No. 5 filed on June 7, 2017.
On December 18, 2017, the Cascadas Shareholders entered into an agreement in relation to the corporate governance of SQM (the “Corporate Governance Agreement”) in their respective capacities as shareholders of the Company to both strengthen the corporate governance of the Company by creating certain binding obligations and because they were interested in the development of the pending arbitration proceedings between SQM and certain of its subsidiaries and the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile) (“CORFO”) (such an agreement had been requested by CORFO).  Pursuant to the Corporate Governance Agreement, the Cascadas Shareholders unilaterally and irrevocably agreed in favor of CORFO to undertake certain measures with the aim of reaching a comprehensive solution for the corporate interest of the Company and all of its shareholders and that allows Chile to position itself in a strategic position in the lithium and electric vehicle market in general, including:
(a)
appointing and maintaining the appointment of, with the Series A Shares that they respectively own, at least one (1) independent director on the Board in accordance to the terms set forth in Article No. 50 bis of the Chilean Corporations Act;

(b)
causing that the following matters are only approved by an absolute majority of the Board (i.e. the chairman shall not cast the deciding vote) when such matters must be resolved by the Board: (i) making donations or any other gratuitous act or contract, (ii) entering into transactions with parties related to the Cascadas Shareholders, and (iii) initiating any type of jurisdictional action with respect to CORFO or the State of Chile (provided, in the latter case, such action is related to any instrument, agreement, or convention in which CORFO is a party or has an interest in), and this shall not cover any counterclaims that SQM may have in actions previously brought by CORFO or the State of Chile against SQM;

(c)
voting at any shareholders meeting of SQM, with the Series B Shares that they respectively own, for an independent director in accordance to the terms set forth in Article No. 50 bis of the Chilean Corporations Act, who is proposed as an independent director for the Series B Shares, provided that at least one candidate is proposed as such. The Cascadas Shareholders also undertook not to appoint or vote as director for the Series B Shares any person related to the Cascadas Shareholders;

(d)
not nominating or voting Mr. Ponce Lerou or any relative up to and including the second degree of consanguinity, as a director of the Company or SQM Salar S.A. (“SQMS”) and causing that the directors of SQM and SQMS may not nominate or vote any of the same as executives or management of SQM and SQMS, respectively;

(e)	terminating the Kowa Shareholders Agreement within thirty (30) days of the effectiveness of the Corporate Governance Agreement;
(f)
not terminating the Letter Agreement, unless (i) the PCS Shareholders lose the ability to appoint at least three (3) directors of the Board elected with the Company’s Series A Shares or (ii) the Kowa Shareholders lose the ability to appoint at least one (1) director of the Board elected with the Company’s Series A Shares;

(g)
causing the directors of the Board appointed with the Company’s Series A Shares owned by the Cascadas Shareholders, to vote for the independent director referred to in clause (a) above to be the chairman of the Board;

(h)
agreeing not to enter into any joint participation agreement with any third parties that would allow them to become the sole controller or joint controller of the Company, as such terms are defined in Article No. 97 of the Chilean Securities Act; and

(i)
agreeing not to enter into any commercial or joint participation  agreement with any person other than the Company, that extracts brines with lithium content on mining properties owned by CORFO and located in the Salar de Atacama, Chile.

The obligations set forth in clauses (a), (b), (c), (d), (h) and (i) shall expire on December 31, 2030; the obligations set forth in clause (f) shall expire on December 31, 2020 and the obligations set forth in clause (g) shall expire on March 31, 2022.
The effectiveness of the Corporate Governance Agreement is subject to a number of conditions precedent, namely (a) the approval by CORFO within one hundred twenty (120) calendar days from December 18, 2017, (b) the amendment of certain lease agreements of certain mining properties located in the Salar de Atacama, Chile, between CORFO and the Company (and certain Company’s subsidiaries) and (c) that the aforementioned instruments between CORFO and the Company (and certain of the Company’s subsidiaries) obtain all required approvals to be enforceable and fully executable under Chilean law, including the prior approval of certain Chilean regulatory agencies. On April 16, 2018, CORFO informed the Cascadas Shareholders that all of these conditions precedents had been satisfied.
The Corporate Governance Agreement provides that all of the obligations provided therein shall become void, ipso facto, and shall not bind the Cascadas Shareholders or give any rights to CORFO (except in the case of (h) above) in the event that the Cascadas Shareholders and Mr. Ponce Lerou (including their related parties) no longer have the ability to appoint at least three (3) directors to SQM’s Board of Directors to be appointed with the Series A Shares of SQM. The Corporate Governance Agreement also provides that all of the obligations provided therein shall become void, ipso facto, and shall not bind the Cascadas Shareholders or give any rights to CORFO in the event that Mr. Ponce Lerou (himself or through other legal entities) definitively and absolutely ceases to be a controller or co-controller of Pampa, Global Mining or Potasios, in accordance with Article No. 97 of the Chilean Securities Act. The obligations set forth in the Corporate Governance Agreement will not affect any shares of SQM owned by the Cascadas Shareholders in the event that they are sold and acquired by an unrelated third party.

The Corporate Governance Agreement further provides that the business and affairs of the Company shall be handled by its administration under the direction of the Board, and not by the parties to the Corporate Governance Agreement, and none of the provisions of the Corporate Governance Agreement shall limit the powers or authority of the Board or the administration of the Company, nor shall the Corporate Governance Agreement give any of the parties thereto the right or power to direct the Board or the administration of the Company to undertake or refrain from undertaking any type of action.  The Corporate Governance Agreement is governed by the laws of the Republic of Chile.
The foregoing summary of the Corporate Governance Agreement is a fair and accurate English summary of the original Spanish-language Corporate Governance Agreement, as permitted by Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)). The foregoing summary fairly and accurately summarizes and describes (i) the terms of each material provision of the Corporate Governance Agreement and (ii) the terms that have been omitted or abridged.  Both the original Spanish-language Corporate Governance Agreement and an unofficial English translation are available on the Company’s website at http://www.sqm.com.
(b)	Pledge Agreements relating to the Senior Notes
On February 14, 2007, Pampa entered into a Share Pledge Agreement under Chilean law with Deutsche Bank Trust Company Americas (the “Trustee”) in connection with the February 17, 2007 issuance of US$250,000,000 7.75% Senior Secured Notes due 2022 (the “Senior Notes”) (as amended, the “Pledge Agreement”).  Pursuant to the Pledge Agreement, Pampa pledged to the Trustee, acting on behalf of the holders of the Senior Notes, a certain number of Series A Shares and Series B Shares to be held as collateral for the Senior Notes (the “Pledged Shares”). The Pledge Agreement grants the Trustee a first priority lien on such Pledged Shares. The Pledge Agreement contains a provision whereby the total amount of Pledged Shares is adjusted depending upon the fluctuations of the “Notes Collateralization Ratio.” The Notes Collateralization Ratio is a fraction: the numerator is the Fair Market Value (as defined in the Indenture) of the Pledged Shares on the Chilean Stock Exchange and the denominator is the total principal amount of the Senior Notes outstanding.
On December 4, 2008, Pampa entered into the First Supplemental Indenture and amended the Pledge Agreement in order to (i) increase the Fair Market Value of Series A or Series B shares of SQM required to be pledged to the Trustee from 2.0 times to 3.0 times of the total principal amount of Senior Notes outstanding, and (ii) change the ratios at which Series A or Series B shares were required to be pledged to the Trustee or may be released according to changes in Fair Market Value. A copy of the First Supplemental Indenture was attached as Exhibit 6 to Amendment No. 5 filed on June 7, 2017.
On August 22, 2012, Pampa entered into the Second Supplemental Indenture and amended the Pledge Agreement in order to revise the mechanism for triggering the obligation of Pampa to pledge additional SQM shares (the “Additional Pledge Agreements”) to maintain a collateralization ratio of at least 3.0 (the “Minimum Collateralization Ratio”) if the Notes Collateralization Ratio remains below the Minimum Collateralization Ratio during a predefined period of time, as follows: (i) if the Notes Collateralization Ratio remains below the Minimum Collateralization Ratio of 3.0 but above the Notes Collateralization Ratio of 2.7 for a period of 60 consecutive days, Pampa will be required to pledge additional SQM Shares up to the Minimum Collateralization Ratio of 3.0 within 10 business days after becoming aware of such event, and (ii) if at any point in time the Notes Collateralization Ratio falls below 2.7, Pampa will be required to pledge additional SQM shares up to the Minimum Collateralization Ratio of 3.0 within 3 business days after becoming aware of such event. In addition, the Second Supplemental Indenture provides that Pampa must own and maintain, at all times, sufficient Series A or Series B Shares with a Fair Market Value of not less than US$100 million, free and clear of any Lien (as defined in the Indenture) and reserved for Pampa to pledge to the Trustee pursuant to the Share Pledge Agreement. A copy of the Second Supplemental Indenture was attached as Exhibit 7 to Amendment No. 5 filed on June 7, 2017.

As of the date of this Statement, the aggregate amount of Series A Shares pledged by Pampa under the Pledge Agreement and the Additional Pledge Agreements is 15,556,362 and there are no Series B Shares pledged under the Pledge Agreement and the Additional Pledge Agreements.
(c)	Scotiabank Credit Agreement
On December 19, 2012, Pampa entered into a credit agreement with Scotiabank & Trust (Cayman) Ltd. as lender (as amended, the “Pampa-Scotiabank Credit Agreement”). Scotiabank & Trust (Cayman) Ltd. subsequently assigned all of its rights and obligations (including all collateral) to Scotiabank Chile. Pursuant to the Pampa-Scotiabank Credit Agreement, which is governed by Chilean law, Pampa and Global Mining granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Pampa-Scotiabank Credit Agreement, plus interest, expenses and other charges. Pursuant to the Pampa-Scotiabank Credit Agreement, Pampa must maintain sufficient Series A Shares pledged to Scotiabank Chile such that during the term of the Pampa-Scotiabank Credit Agreement the collateralization ratio remains between 175% and 225%, as calculated in accordance with the formula annexed to the Pampa-Scotiabank Credit Agreement. If at any time the collateralization ratio is less than 175% for more than five trading days on which the pledged shares are effectively traded, Pampa will be required to either (i) prepay amounts under the Pampa-Scotiabank Credit Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 225% for five consecutive trading days on which the pledged shares are effectively traded, Scotiabank Chile must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the Pampa-Scotiabank Credit Agreement is US$135 million and (ii) the aggregate amount of Series A Shares pledged by Pampa and Global Mining under the Pampa-Scotiabank Credit Agreement is 5,475,463.
(d)	Itau Corpbanca Credit Agreements
On September 9, 2015, Pampa entered into a credit facility agreement with Corpbanca (now Itau Corpbanca) as lender (as amended, the “First Pampa-Itau Corpbanca Credit Facility Agreement”). Pursuant to the First Pampa-Itau Corpbanca Credit Facility Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series B Shares to secure amounts borrowed by Pampa under such First Pampa-Itau Corpbanca Credit Facility Agreement, plus amounts due under the Second Pampa-Itau Corpbanca Credit Facility Agreement (as defined below), interest, expenses and other charges. Pursuant to the First Pampa-Itau Corpbanca Credit Facility Agreement, Pampa must maintain sufficient Series B Shares pledged to Itau Corpbanca such that during the term of the First Pampa-Itau Corpbanca Credit Facility Agreement the collateralization ratio remains between 130% and 140%, as calculated in accordance with the formula annexed to the First Pampa-Itau Corpbanca Credit Facility Agreement. If at any time the collateralization ratio is less than 130% during a predefined period, Pampa will be required to either (i) prepay amounts under the First Pampa-Itau Corpbanca Credit Facility Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series B Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 140%. If at any time the collateralization ratio is more than 170% for a predefined period, Itau Corpbanca must release an amount of Series B Shares from the lien so that the collateralization ratio is restored to 140%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the First Pampa-Itau Corpbanca Credit Facility Agreement is equivalent to US$16 million and (ii) the aggregate amount of Series B shares pledged by Pampa under the First Pampa-Itau Corpbanca Credit Facility Agreement is 420,000.
On the same date, Pampa entered into another credit facility agreement with Corpbanca (now Itau Corpbanca) as lender (as amended, the “Second Pampa-Itau Corpbanca Credit Facility Agreement”). Pursuant to the Second Pampa-Itau Corpbanca Credit Facility Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Second Pampa-Itau Corpbanca Credit Facility Agreement, plus amounts due under the First Pampa-Itau Corpbanca Credit Facility Agreement, interest, expenses and other charges. Pursuant to the Second Pampa-Itau Corpbanca Credit Facility Agreement, Pampa shall maintain sufficient Series A Shares pledged to Itau Corpbanca such that during the term of the Second Pampa-Itau Corpbanca Credit Facility Agreement the collateralization ratio remains between 170% and 200%, as calculated in accordance with the formula annexed to the Second Pampa-Itau Corpbanca Credit Facility Agreement. If at any time the collateralization ratio is less than 170% during a predefined period, Pampa will be required to either (i) prepay amounts under the Second Pampa-Itau Corpbanca Credit Facility Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 230% for a predefined period, Itau Corpbanca must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the Second Pampa-Itau Corpbanca Credit Facility Agreement is equivalent to US$40 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Second Pampa-Itau Corpbanca Credit Facility Agreement is 1,774,679.

On September 7, 2017, Pampa, Norte Grande S.A. and Itau Corpbanca entered into a novation agreement (as amended, the “Third Pampa-Itau Corpbanca Credit Facility Agreement”) by means of which Pampa assumed obligations originally contracted by Norte Grande S.A., as original debtor, in favor of Itau Corpbanca, as lender, under certain credit facility agreement executed between Norte Grande S.A. and Corpbanca (now Itau Corpbanca). Pursuant to the Third Pampa-Itau Corpbanca Credit Facility Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts due by Pampa under such Third Pampa-Itau Corpbanca Credit Facility Agreement, plus interest, expenses and other charges. Pursuant to the Third Pampa-Itau Corpbanca Credit Facility Agreement, Pampa shall maintain sufficient Series A Shares pledged to Itau Corpbanca such that during the term of the Third Pampa-Itau Corpbanca Credit Facility Agreement the collateralization ratio remains between 170% and 200%, as calculated in accordance with the formula annexed to the Third Pampa-Itau Corpbanca Credit Facility Agreement. If at any time the collateralization ratio is less than 170% during a predefined period, Pampa will be required to either (i) prepay amounts under the Third Pampa-Itau Corpbanca Credit Facility Agreement, (ii) pledge (or cause Global Mining to pledge) additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case so that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 230% for a predefined period, Itau Corpbanca must release an amount of Series A Shares from the lien so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the Third Pampa-Itau Corpbanca Credit Facility Agreement is the equivalent to US$30 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Third Pampa-Itau Corpbanca Credit Facility Agreement is 1,500,000.
(e)	BCI Pledge Agreements
On January 12, 2017 and on November 20, 2017, Pampa entered into certain pledge agreements with Banco de Crédito e Inversiones in connection with the Senior Notes (the “Pampa-BCI Pledge Agreements”). Under the Pampa-BCI Pledge Agreements which are governed by Chilean law, Pampa granted a first priority perfected security interest (pledge) over Series A Shares to secure amounts owed by Pampa to Banco de Crédito e Inversiones under an agreement entered into between the parties for opening a stand-by letter of credit with Banco de Crédito e Inversiones, which Pampa opened to fund the interest reserve account in accordance with the Indenture under the Senior Notes. Pursuant to the Pampa-BCI Pledge Agreements, Pampa must maintain a collateralization ratio between 1.8 and 2.2, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 1.8 during a predefined period, Pampa must pledge additional Series A Shares so that the collateralization ratio is restored to 2.0. If at any time the collateralization ratio is more than 2.2 for a predefined period, Banco de Crédito e Inversiones must release an amount of Series A Shares from the liens such that the collateralization ratio is restored to 2.0. As of the date of this Statement, the aggregate amount of Series A Shares pledged by Pampa under the Pampa-BCI Pledge Agreements is 750,000.
(f)	Banco BTG Pactual Chile Credit Agreements
On August 8, 2017, Pampa entered into a credit agreement with Banco BTG Pactual Chile as lender (as amended, the “First Pampa-BTG Credit Agreement”). Pursuant to the First Pampa-BTG Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such First Pampa-BTG Credit Agreement, plus interest, expenses and other charges. Pursuant to the First Pampa-BTG Credit Agreement, Pampa must maintain sufficient Series A Shares or Series B Shares pledged to Banco BTG Pactual Chile such that during the term of the First Pampa-BTG Credit Agreement the collateralization ratio remains between 150% and 200%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 150% during a predefined period, Pampa will be required to either (i) prepay amounts under the First Pampa-BTG Credit Agreement, (ii) pledge additional Series A Shares or Series B Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 250% for a predefined period, Banco BTG Pactual Chile must release an amount of Series A Shares or Series B Shares from the liens so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the First Pampa-BTG Credit Agreement is US$6 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the First Pampa-BTG Credit Agreement is 250,000 and there are no Series B Shares pledged under the First Pampa-BTG Credit Agreement.

On January 26, 2018, Pampa entered into another credit agreement with Banco BTG Pactual Chile as lender (the “Second Pampa-BTG Credit Agreement”). Pursuant to the Second Pampa-BTG Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Second Pampa-BTG Credit Agreement, plus interest, expenses and other charges. Pursuant to the Second Pampa-BTG Credit Agreement, Pampa must maintain sufficient Series A Shares or Series B Shares pledged to Banco BTG Pactual Chile such that during the term of the Second Pampa-BTG Credit Agreement the collateralization ratio remains between 150% and 200%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 150% during a predefined period, Pampa will be required to either (i) prepay amounts under the Second Pampa-BTG Credit Agreement, (ii) pledge additional Series A Shares or Series B Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 250% for a predefined period, Banco BTG Pactual Chile must release an amount of Series A Shares or Series B Shares from the liens so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the Second Pampa-BTG Credit Agreement is equivalent to US$5 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Second Pampa-BTG Credit Agreement is 200,000 and there are no Series B Shares pledged under the Second Pampa-BTG Credit Agreement.
(g)	Banco Security Credit Agreements
On July 11, 2017, Pampa entered into a credit agreement with Banco Security as lender (as amended, the “First Pampa-Banco Security Credit Agreement”). Pursuant to the First Pampa-Banco Security Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such First Pampa-Banco Security Credit Agreement, plus interest, expenses and other charges. Pursuant to the First Pampa-Banco Security Credit Agreement, Pampa must maintain sufficient Series A Shares pledged to Banco Security such that during the term of the First Pampa-Banco Security Credit Agreement the collateralization ratio remains between 175% and 200%, as calculated in accordance with the formula annexed to the First Pampa-Banco Security Credit Agreement. If at any time the collateralization ratio is less than 175% during a predefined period, Pampa will be required to either (i) prepay amounts under the First Pampa-Banco Security Credit Agreement, (ii) pledge additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 220% for a predefined period, Banco Security must release an amount of Series A Shares from the liens so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the First Pampa-Banco Security Credit Agreement is equivalent to US$38 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the First Pampa-Banco Security Credit Agreement is 1,500,000.
On January 25, 2018, Pampa entered into another credit agreement with Banco Security as lender (the “Second Pampa-Banco Security Credit Agreement”). Pursuant to the Second Pampa-Banco Security Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Second Pampa-Banco Security Credit Agreement, plus interest, expenses and other charges. Pursuant to the Second Pampa-Banco Security Credit Agreement, Pampa must maintain sufficient Series A Shares pledged to Banco Security such that during the term of the Second Pampa-Banco Security Credit Agreement the collateralization ratio remains between 170% and 200%, as calculated in accordance with the formula annexed to the Second Pampa-Banco Security Credit Agreement. If at any time the collateralization ratio is less than 170% during a predefined period, Pampa will be required to either (i) prepay amounts under the Second Pampa-Banco Security Credit Agreement, (ii) pledge additional Series A Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 220% for a predefined period, Banco Security must release an amount of Series A Shares from the liens so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the Second Pampa-Banco Security Credit Agreement is equivalent to US$17 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Second Pampa-Banco Security Credit Agreement is 600,000.

(h)	Tanner Credit Agreement
On April 4, 2018, Pampa entered into a credit facility agreement with Tanner Servicios Financieros S.A. as lender (the “Pampa-Tanner Credit Facility Agreement”). Pursuant to the Pampa-Tanner Credit Facility Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Pampa-Tanner Credit Facility Agreement, plus interest, expenses and other charges. Pursuant to the Pampa-Tanner Credit Facility Agreement, Pampa must maintain sufficient Series A Shares pledged to Tanner Servicios Financieros S.A. such that during the term of the Pampa-Tanner Credit Facility Agreement the collateralization ratio remains between 170% and 200%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 170% during a predefined period, Pampa will be required to either (i) prepay amounts under the Pampa-Tanner Credit Facility Agreement, or (ii) pledge additional Series A Shares, in each case such that the collateralization ratio is restored to 200%. If at any time the collateralization ratio is more than 220% for a predefined period, Tanner Servicios Financieros S.A. must release an amount of Series A Shares from the liens so that the collateralization ratio is restored to 200. As of the date of this Statement: (i) the aggregate outstanding principal amount due under the Pampa-Tanner Credit Facility Agreement is equivalent to US$25 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Pampa-Tanner Credit Facility Agreement is 1,500,000.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.
Joint Filing Agreement, dated as of April 30, 2018, by and among Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A., Inversiones SQYA Limitada, SQ Limitada, S.Q. Grand Corp., Pacific Atlantic International Holding Corporation, The Pacific Trust and Mr. Julio Ponce Lerou.

2.
Yara Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V. (filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed jointly with Inversiones Global Mining (Chile) Limitada on February 15, 2005).

3.
Kowa Shareholders Agreement, dated December 22, 2006 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed jointly with Inversiones Global Mining (Chile) Limitada on February 2, 2007).

4.
First Amendment to the Kowa Shareholders Agreement, dated April 3, 2008 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 4 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

5.
Indenture, 7.75% Senior Secured Notes due 2022, dated as of February 14, 2007, among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas as Trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent (filed as Exhibit 4 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile)  Limitada, Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on September 7, 2007).

6.
First Supplemental Indenture dated as of December 4, 2008, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007 (filed as Exhibit 6 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

7.
Second Supplemental Indenture dated as of August 22, 2012, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007 (filed as Exhibit 7 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

8.
Letter Agreement, dated as of April 17, 2017, by and among Inversiones El Boldo Limitada, Inversiones RAC Chile Limitada, Inversiones PCS Chile Limitada, Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., Inversiones Global Mining Chile Limitada, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation (filed as Exhibit 8 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 6 is true, complete and correct.
Dated: April 30, 2018

Sociedad de Inversiones Pampa Calichera S.A.			Sociedad de Inversiones Oro Blanco S.A.

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Ricardo Moreno Moreno
	Name:	Ricardo Moreno Moreno		Name:	Ricardo Moreno Moreno
	Title:	General Manager		Title:	General Manager

Norte Grande S.A.			Inversiones SQYA Limitada

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Aldo Motta C.
	Name:	Ricardo Moreno Moreno		Name:	Aldo Motta C.
	Title:	General Manager		Title:	Legal Representative

Inversiones SQ Limitada			S.Q. Grand Corp.

By:	/s/ Aldo Motta C.		By:	/s/ Felipe García-Huidobro
	Name:	Aldo Motta C.		Name:	Felipe García-Huidobro
	Title:	Legal Representative		Title:	Officer

Pacific Atlantic International Holding Corporation			The Pacific Trust

By:	/s/ Felipe García-Huidobro		By:	/s/ Luis R. López Alfaro
	Name: Title:	Felipe García-Huidobro Officer		Name:	Luis R. López Alfaro, on behalf of Alfaro, Ferrer & Ramirez (BVI) Limited
				Title:	Director

Mr. Julio Ponce Lerou

By:	/s/ Julio Ponce Lerou
	Name:	Julio Ponce
Title:

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING PAMPA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Director)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Vice-Chairman of Viña Concha y Toro S.A.	Chile
Mr. Patricio Contesse Fica (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., and Potasios de Chile S.A.	Chile
Mr. Alejandro Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mrs. Daniela Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Cristian Antonio Leay Moran (Director)	Nueva Los Leones 281, Providencia, Santiago, Chile	Entrepreneur	Chile
Mrs. Francisca Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Andrés Nieme Balanda (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer and Entrepreneur	Chile
Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING ORO

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. Director of Sociedad de Inversiones Pampa Calichera S.A. Vice-Chairman of Viña Concha y Toro S.A.	Chile
Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Potasios. Director of Sociedad de Inversiones Pampa Calichera S.A.	Chile
Mr. Fanor Velasco Calvo (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A.	Chile
Mr. Cristian Antonio Leay Moran (Director)	Nueva Los Leones 281, Providencia, Santiago, Chile	Entrepreneur	Chile
Mrs. Francisca Ponce Pinochet (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Iván Diaz Molina (Director)	Av. Plaza 1905, Las Condes, Santiago, Chile	Professor of Universidad de Los Andes	Argentina
Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING NORTE

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. Director of Sociedad de Inversiones Pampa Calichera S.A. Vice-Chairman of Viña Concha y Toro S.A.	Chile
Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., and Potasios Director of Sociedad de Inversiones Pampa Calichera S.A.	Chile
Mr. Hernán Manuel Contreras Molina (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer and Entrepreneur	Chile
Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur and Chairman of Board of Directors – Nitratos de Chile S.A. and Potasios de Chile S.A.	Chile
Mr. Sergio Montes Varas (Director)	Av. Apoquindo 3910, 15th Floor, Las Condes, Santiago, Chile	Lawyer- Figueroa, Pacheco, Montes Abogados y Cía Limitada	Chile
Mr. Rodrigo Zegers Reyes (Director)	Av. Santa Lucía 330, 5th Floor, Santiago, Chile	Lawyer- Rivadeneira, Colombara y Zegers Abogados	Chile
Mr. Rafael Garrido Illanes (Director)	Augusto Leguia Norte 44, Depto. 103, Las Condes, Santiago, Chile	General Manager of Recon Chile S.A.	Chile
Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING SQYA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Aldo César Motta Camp (Officer)	Málaga 50, oficina 21, Las Condes, Santiago, Chile	Attorney-in-Fact	Chile

SCHEDULE E

ADDITIONAL INFORMATION CONCERNING SQ

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Aldo César Motta Camp (Officer)	Málaga 50, oficina 21, Las Condes, Santiago, Chile	Attorney-in-Fact	Chile

SCHEDULE F

ADDITIONAL INFORMATION CONCERNING SQ GRAND CORP.

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Luis Felipe García-Huidobro Mac-Auliffe (Officer)	Málaga 50, oficina 21, Las Condes, Santiago, Chile	Attorney-in-Fact	Chile
Camilo Andrés Méndez Chong (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Brunilda Gabriela Broce (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Attorney-in-Fact of DIRSERV INC. (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola, British Virgin Islands	Attorney-in-Fact	British Virgin Islands

SCHEDULE G

ADDITIONAL INFORMATION CONCERNING PACIFIC ATLANTIC HOLDING

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Luis Felipe García-Huidobro Mac-Auliffe (Officer)	Málaga 50, oficina 21, Las Condes, Santiago, Chile	Attorney-in-Fact	Chile
Camilo Andrés Méndez Chong (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Brunilda Gabriela Broce (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Attorney-in-Fact of DIRSERV INC. (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola, British Virgin Islands	Attorney-in-Fact	British Virgin Islands

SCHEDULE H

PURCHASES REPORTED BY PAMPA FROM
AUGUST 24, 2007 TO SEPTEMBER 4, 2007

Date	Series B Shares Purchased	Price Per Share in Chilean Pesos
August 24, 2007	210,000	8,250.00
August 27, 2007	90,000	8,255.00
August 28, 2007	150,000	8,210.00
August 30, 2007	120,000	8,200.00
August 30, 2007	100,000	8,200.00
September 4, 2007	341,840	8,318.78

SCHEDULE I

SALES REPORTED BY PAMPA FROM
OCTOBER 12, 2007 TO OCTOBER 23, 2007

Date	Series B Shares Sold	Price Per Share in Chilean Pesos
October 12, 2007	68,325	9,832.04
October 16, 2007	181,675	9,621.81
October 17, 2007	100,000	9,625.00
October 18, 2007	62,240	9,465.47
October 19, 2007	11,338	9,400.00
October 22, 2007	66,422	9,324.09
October 23, 2007	10,000	9,400.00

SCHEDULE J

SALES REPORTED BY PAMPA FROM
MARCH 28, 2008 TO APRIL 9, 2008

Date	Series B Shares Sold	Aggregate Selling Price in Chilean Pesos
March 28, 2008	45,053	474,522,975
March 31, 2008	134,809	1,370,174,410
April 1, 2008	50,138	520,107,546
April 2, 2008	115,000	1,249,000,050
April 3, 2008	120,000	1,337,347,200
April 4, 2008	35,000	402,250,100
April 7, 2008	200,000	2,430,846,000
April 8, 2008	145,385	1,821,912,481
April 9, 2008	4,615	57,916,635

SCHEDULE K

PURCHASES AND SALES REPORTED BY PAMPA FROM
OCTOBER 14, 2009 TO JANUARY 14, 2010

Date	Series B Shares Purchased	Series B Shares Sold	Aggregate Price in Chilean Pesos
October 14, 2009		260,000	5,477,578,600
October 15, 2009		1,340,000	27,416,855,600
October 19, 2009		225,000	4,806,866,250
October 20, 2009		260,000	5,500,874,600
October 21, 2009		238,000	4,997,890,282
October 28, 2009	108,574		2,114,307,103
October 30, 2009	200,000		3,872,210,000
November 2, 2009	130,000		2,505,817,600
November 3, 2009	32,950		634,421,607
November 6, 2009		130,000	2,575,978,600
November 9, 2009		187,068	3,730,180,816
November 10, 2009		76,413	1,520,466,638
November 17, 2009	57,469		1,104,423,725
November 18, 2009	44,293		858,106,006
November 20, 2009		120,487	2,361,231,934
November 23, 2009		146,862	2,888,486,222
November 24, 2009		7,887	152,351,365
November 25, 2009		248,593	4,738,617,618
November 26, 2009	74,257		1,380,220,057
November 26, 2009		50,000	948,500,000
November 30, 2009		1,000,000	18,600,000,000
December 1, 2009		190,880	3,612,689,254
December 2, 2009		150,000	2,875,199,790
December 3, 2009		85,000	1,641,749,755
December 4, 2009		80,000	1,554,952,100
December 7, 2009		100,000	1,928,021,000
December 9, 2009		73,090	1,411,006,835
December 10, 2009		300,000	5,803,310,000
December 14, 2009		11,226	221,287,249
December 15, 2009		20,000	395,117,000
December 16, 2009		99,985	1,994,851,727
December 17, 2009		20,015	392,468,131
December 18, 2009	370,000		7,221,294,400
December 21, 2009	3,000,000		58,500,000,000
December 23, 2009		240,000	4,621,748,800
December 24, 2009		344,281	6,628,201,350
December 28, 2009		1,975,719	38,156,369,545
December 29, 2009		900,000	17,415,198,000
January 7, 2010		100,000	2,002,002,000
January 8, 2010		100,000	2,089,274,000
January 11, 2010		100,000	2,134,380,100
January 12, 2010		10,000	211,066,200
January 14, 2010		100,000	2,105,079,387

SCHEDULE L

PURCHASES REPORTED BY NORTE FROM
OCTOBER 6, 2010 TO JANUARY 3, 2011

Date	Series B Shares Sold	Aggregate Purchase Price in Chilean Pesos
October 6, 2010	30,000	697,200,000
October 8, 2010	52,000	1,218,828,000
October 14, 2010	150,178	3,624,654,158
December 2, 2010	390,000	9,911,378,100
December 9, 2010	530,000	13,924,716,500
December 13, 2010	110,000	2,859,690,900
January 3, 2011	16,000	422,400,000

SCHEDULE M

PURCHASES REPORTED BY PAMPA FROM
MARCH 27, 2018 TO APRIL 26, 2018

Date	Series B Shares Sold	Aggregate Purchase Price in Chilean Pesos
March 27, 2018	382,579	11,120,330,243
March 28, 2018	443,429	12,700,329,875
March 29, 2018	210,178	6,003,933,255
April 2, 2018	31,000	909,850,000
April 3, 2018	176,411	5,171,146,635
April 4, 2018	92,649	2,754,730,155
April 6, 2018	255,000	7,958,436,569
April 9, 2018	33,718	1,050,830,120
April 10, 2018	49,649	1,575,908,480
April 19, 2018	736,465	24,384,023,252
April 20, 2018	890,953	30,151,705,527
April 23, 2018	272,528	9,205,080,910
April 24, 2018	175,196	5,816,594,523
April 25, 2018	419,000	13,870,223,476
April 26, 2018	456,354	15,116,400,407

EXHIBIT INDEX

Exhibit	Description
1.
Joint Filing Agreement, dated as of April 30, 2018, by and among Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A., Inversiones SQYA Limitada, SQ Limitada, S.Q. Grand Corp., Pacific Atlantic International Holding Corporation, The Pacific Trust and Mr. Julio Ponce Lerou.

2.
Yara Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V. (filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed jointly with Inversiones Global Mining (Chile) Limitada on February 15, 2005).

3.
Kowa Shareholders Agreement, dated December 22, 2006 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed jointly with Inversiones Global Mining (Chile) Limitada on February 2, 2007).

4.
First Amendment to the Kowa Shareholders Agreement, dated April 3, 2008 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 4 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

5.
Indenture, 7.75% Senior Secured Notes due 2022, dated as of February 14, 2007, among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas as Trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent (filed as Exhibit 4 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile)  Limitada, Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on September 7, 2007).

6.
First Supplemental Indenture dated as of December 4, 2008, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007 (filed as Exhibit 6 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

7.
Second Supplemental Indenture dated as of August 22, 2012, by and among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas, as trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent, under the Indenture dated February 14, 2007 (filed as Exhibit 7 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).

8.
Letter Agreement, dated as of April 17, 2017, by and among Inversiones El Boldo Limitada, Inversiones RAC Chile Limitada, Inversiones PCS Chile Limitada, Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., Inversiones Global Mining Chile Limitada, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation (filed as Exhibit 8 to the Schedule 13D filed jointly by the Reporting Persons with Inversiones Global Mining (Chile) Limitada, Global Mining Investment Inc., Agencia en Chile, Global Mining Investment Inc., Calichera Caiman, Inc. Inversiones La Esperanza (Chile) Limitada, La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Limited, Mr. Takayasu Miwa and Mr. Yoshohiri Miwa on June 7, 2017).